Avanos Medical, Inc. 5405 Windward Parkway Suite 100 South Alpharetta, GA 30004
December 18, 2019
VIA EMAIL AND REGULAR MAIL
Mr. Michael Fay
Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 20549
Re:    Avanos Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 26, 2019
File No. 001-36440
Dear Mr. Fay:
This letter is in response to the November 26, 2019 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We appreciate the Commission allowing the Company an extension of time, until December 20, 2019, to respond to the letter.
For convenience, the Staff’s comments are copied below, followed by the Company’s response.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Operating Profit (Loss), page 24
Staff Comment No. 1:
We note that gross profit increased from 55% in 2017 to 60% in 2018. In future filings, please disclose the reason for significant changes in gross profit. Refer to Item 303(a)(3) of Regulation S-K.
Company Response:
In future filings, beginning with the Company’s Form 10-K for the Year Ended December 31, 2019, the Company will disclose reasons for changes in gross profit, if material, substantially similar to the example attached hereto in Exhibit A.
Item 8. Financial Statements and Supplementary Data
Note 1. Revenue Recognition and Accounts Receivable, page 39
Staff Comment No. 2:
We note your disclosure of revenue attributable to chronic care and pain management on page 61. Please explain to us your consideration of ASC 606-10-50-5 and 55-89 through 55-91 relating to your determination that disaggregation of revenues into additional categories is not required. For example, you disclose that surgical pain, interventional pain, digestive health and respiratory health are separate categories that each accounted for more than 10% of sales and on page 2 that competitors are fragmented by product category. Similarly, you referred to “significant growth potential for Acute Pain,” “headwinds continue in Acute Pain,” and that “Acute Pain performed in-line with our expectations” as part of recent 2018 and 2019 earnings call presentations. Also, tell us how you considered the disclosure requirements of ASC 280-10-50-40.

Mr. Michael Fay
Securities and Exchange Commission

Company Response:
Pursuant to ASC 606-10-50-5, we considered the appropriate level of disaggregation that describes how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Following the implementation guidance in ASC 606-10-55-89, we also considered (a) disclosures presented outside of the financial statements such as earnings releases and investor presentations, (b) information regularly reviewed by our Chief Operating Decision Maker and (c) any other information similar to the information identified in (a) and (b) that is used by the Company or users of the financial statements to evaluate the Company’s financial performance or make resource allocation decisions. In determining the categories to include, we considered the examples found in ASC 606-10-55-91: (a) the type of good or service (major product lines), (b) geographical region (country or region), (c) market or type of customer (government or non-government customers), (d) type of contract (fixed-price or time-and-materials), (e) contract duration (short- or long-term), (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels (direct to customers or through intermediaries).
In consideration of the above, the Company concluded that the most meaningful disclosure would be by type of good or service (ASC 606-10-55-91(a)). As to the specific categories to disclose, the Company concluded that the Pain Management and Chronic Care categories are appropriate as they are (a) disclosed and quantified in materials outside of the financial statements such as earnings releases and presentations, (b) are evaluated by the Company’s senior management, including the Chief Operating Decision Maker and (c) is essentially the same information used by others within the Company or users of the Company’s financial statements (ASC 606-10-55-89). The Company considered the disclosure requirement in ASC 280-10-50-40 and concluded that the Pain Management and Chronic Care categories each represent a group of similar products. The revenue recognized from the various products in each respective category are evaluated together, and accordingly, management concluded that disaggregation at a lower level is not required. The presentation of revenue by these categories are consistent between the Company’s disclosure in the footnotes to the financial statements, Management’s Discussion and Analysis of Financial Condition and Operating Results, earnings releases and investor presentations. We state that each of the product categories represents more than 10% of our consolidated net sales on page 61 as required by Rule S-K 101(c)(1)(i).
The Company may provide limited additional information regarding performance of certain products within each category to provide readers with some context regarding the Company’s overall financial performance. In such instances, we do not specifically quantify percentage or dollar amounts with any more precision than, for example, “mid-single digit growth” or “double-digit growth.” The Company believes that any further quantification in certain product categories regarding revenue or growth potentially puts the Company at a competitive disadvantage. In response to the Staff’s comment, the Company will revise future disclosures outside the financial statements to provide such contextual information underneath the presentation of disaggregated revenue, which would result in greater consistency between the footnotes to the financial statements, management’s discussion and analysis, the Company’s earnings releases and earnings presentations.
Notwithstanding the preceding, as the Company grows, either organically or through subsequent acquisitions, the level of disaggregation will be subject to re-evaluation for appropriate disclosure.
Note 13. Commitments and Contingencies
Legal Matters, page 56
Staff Comment No. 3:
For each of the significant matters described in your disclosure, please explain to us your evaluation of the requirement of ASC 450-20-50-4(b). For any matters you otherwise would be required to disclose that you cannot make an estimate of the possible loss or range of loss, please provide us the basis for your determination.
Company Response:
In accordance with ASC 450-20, we evaluate the status of each legal proceeding in which the Company is involved, to determine whether it is (i) probable that a liability has been incurred and a reasonable estimate of possible loss or range of loss can be made, or (ii) reasonably possible that a loss may have been incurred and either no loss has been accrued or the reasonably possible loss exceeds the amount accrued. This review process is conducted quarterly, or more often as significant developments occur, and includes, among other things, an analysis of: (a) the relevant law and its application to the facts; (b) possible legal defenses and litigation strategies; (c) procedural status (including any rulings on the merits or determinations of liability); (d) potential settlement opportunities; (e) information obtained during settlement discussions; (f) whether a matter is an individual claim or a class action; (g) likely outcomes based on our experience with past similar litigation; and (h) the opinion or views of legal counsel and other advisors. If we believe that it is probable that a loss has been incurred and the amount is estimable, we record the estimated loss and provide appropriate disclosures in our filings.

Mr. Michael Fay
Securities and Exchange Commission

Many factors in our assessment require complex judgments about future events and projected outcomes that may prevent us from determining whether a loss is reasonably possible or the potential range of loss, including, among others: (i) the nature of the litigation, claim, or assessment; (ii) the early stage of proceedings; (iii) the extent of discovery; (iv) the indeterminate nature of damages; (v) uncertainty as to the outcome of pending appeals, motions, or settlements; (vi) significant factual issues to be resolved; and (vii) novel legal issues presented.
With respect to the Bahamas Surgery Center and Kimberly-Clark Corporation matters disclosed in Note 13, we state that the reasonably possible loss ranges from $0 if the Company prevails in the matters to $24.9 million, the full amount of the judgment in the Bahamas case, excluding pre-judgment interest, if the Company loses both matters. We have further clarified this disclosure and included pre-judgment interest in subsequent quarterly filings. We believe that this disclosure complies with ASC 450-20-50.
With respect to the Government Investigation, Shahinian, Kromenaker, Jackson, Richardson, Chiu, Pick, Medline Industries, and Naeyaert matters also disclosed in Note 13, we determined that we could not make an estimate of the possible loss or range of loss in accordance with ASC 450-20-50-4(b) because, in each case, at least the following factors applied: (a) early stage of the proceedings; (b) indeterminate (or unspecified) damages; and (c) significant factual issues yet to be resolved.
In response to the Staff's comment, and in light of the above analysis, in future quarterly and annual filings we will include the following additional disclosure as indicated by underlining below:
We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. For any matters that are reasonably possible to result in loss and for which no possible loss or range of loss is disclosed in this report management has determined that it is unable to estimate the possible loss or range of loss because, in each case, at least the following factors applied: (a) early stage of the proceedings; (b) indeterminate (or unspecified) damages; and (c) significant factual issues yet to be resolved, or such amounts have been determined to be immaterial. At present, although the results of litigation and claims cannot be predicted with certainty, we believe that the ultimate resolution of these matters will not materially impact our liquidity, results of operations, access to capital markets or ability to conduct our daily operations.

If you have any further questions or comments regarding the Company’s response to the Staff’s comments, please contact me at (470) 448-5578 or via email at renato.negro@avanos.com.

Avanos Medical, Inc.
By:	/s/ Renato Negro
Renato Negro Vice President and Controller
cc:    John Wesley, Senior Vice President and General Counsel, Avanos Medical, Inc.

EXHIBIT A
Introduction
The following proposed discussion to be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on the periods included in the Company’s Form 10-K for the year ended December 31, 2018. However, the following example only includes discussion of gross profit in 2018 compared to 2017. In future filings, this disclosure will appear following the discussion of “Net Sales.”
Results of Operations and Related Information
Gross Profit
Our gross profit and gross profit margin is summarized in the table below for the years ended December 31, 2018, 2017 and 2016 (in millions):

	Year Ended December 31,
	2018	2017	2016
Net Sales	$652.3	$611.6	$566.2
Gross Profit	390.9	336.6	297.2
Gross Profit Margin	59.9%	55.0%	52.5%
Gross Profit - 2018 vs. 2017
Gross profit margin rose to 60% for the year ended December 31, 2018 driven primarily by costs that were historically presented as a component of the divested S&IP business. In the year ended December 31, 2018, there were $15 million of such costs, for the period from January 1, 2018 through the date of the Divestiture on April 30, 2018 compared to $45 million for the full year in 2017. These costs were not specifically identifiable and related to the S&IP business and accordingly, were not allocated to discontinued operations. Other factors that affect gross profit margin such as material costs, distribution, overhead and others impacted gross margin by less than 1% in the year ended December 31, 2018.